

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2018

<u>Via E-mail</u>
Mr. Jon S. Pilarski
Chief Financial Officer
Skyline Corporation
P.O. Box 743
2520 By-Pass Road
Elkhart, IN 46515

>   **Re: Skyline Corporation**
>   **Form 10-K for the Fiscal Year Ended May 31, 2017**
>   **Filed August 11, 2017**
>   **File No. 1-4714**

Dear Mr. Pilarski:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ W. John Cash
>
>   W. John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and Construction